March 30, 2005

Via U.S. Mail

Roger K. Deromedi
Chief Executive Officer
Kraft Foods Inc.
Three Lakes Drive,
Northfield, Illinois 60093

RE:		Kraft Foods Inc.
      Form 10-K for the fiscal year ended December 31, 2004
		File No. 1-16483

Dear Mr. Deromedi:

      We have limited our review of your Form 10-K to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the
Form 10-K. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -

We note that on page 11 of your 10-K you state: "Revenue generated from operations or sales to the third-party distributors in the Middle East was approximately $250 million in 2004, representing 3.3%
of the net revenue of the Europe, Middle East and Africa segment. In addition, in 2004, the Company entered into agreements with third parties for the resale of the Company`s products into Iraq, Libya and
Syria."

In light of the fact that Syria and Libya have been identified by the
U.S. State Department as state sponsors of terrorism; Syria is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control; and Libya was until recently subject to economic sanctions, please describe for us the extent of the resale activity with respect to your products in Syria and Libya, including the dollar amount of products you sold for resale into those countries and, if known, the dollar amount of resales; the materiality to the Company of the resale of Company products in Syria and Libya; and your view as to whether the fact that your products are sold in Syria and Libya pursuant to your agreements with third parties constitutes a material investment risk for your security holders. Additionally, please describe for us the extent and nature of the resale of Company products into Iraq prior to the time that country was no longer subject to U.S. economic sanction or identified as a state sponsor of terrorism. We may have further comment.

In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision.


Closing

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 942-7896 if you have any questions about the comment or our review. You may also contact me at (202) 942-7817.


								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance
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Roger K. Deromedi
Kraft Foods Inc.
March 30, 2005
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0507

         DIVISION OF
CORPORATION FINANCE